TRANSCRIPT ANALYST CALL

Mr. Feike Sijbesma, CEO/Chairman of DSM Managing Board
Mr. Rob van Leen, Chief Innovation Officer DSM
Mr. Rolf-Dieter Schwalb, CFO/Member of DSM Managing Board
Mr. Hans Vossen, Director Investor Relations DSM

Mr. Vossen: Ladies and gentlemen, welcome to this DSM conference call and thank you for joining us on such short notice. Today we are here to announce the signing of a definitive agreement for the acquisition by DSM of all of the outstanding shares of Kensey Nash in an all-cash transaction. I am joined here by Mr. Feike Sijbesma, CEO and Chairman of the Managing Board, Mr. Rolf-Dieter Schwalb, CFO and member of the Managing Board, and Mr. Rob van Leen, CIO, who will tell you more about the transaction on the basis of the presentation to investors, which can be found on the DSM company website should you not have downloaded it yet. After that, we will be happy to take your questions.

We will speak today about our intention to launch a tender offer to acquire all outstanding shares of Kensey Nash. This planned tender offer has not yet commenced. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Kensey Nash. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Kensey Nash intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, purchaser and Kensey Nash intend to mail these documents to the stockholders of Kensey Nash.  These documents will contain important information about the tender offer and stockholders of Kensey Nash are urged to read them carefully when they become available. Stockholders of Kensey Nash will be able to obtain a free copy of these documents when they become available and other documents filed by Kensey Nash, DSM or purchaser with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents when they become available from the information agent named in the offer to purchase or from DSM.

This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey  Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by  governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM's Annual Report and in filings with the SEC including, but not limited to, part I, Item 1A of Kensey Nash's Form 10-K for the fiscal year ended June 30, 2011, other Kensey Nash reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM's schedule TO and related documentation and Kensey Nash's Schedule 14D-9 to be filed in connection with the tender offer.  The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Kensey Nash that DSM's or Kensey Nash's objectives will be achieved. DSM and Kensey Nash undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

With that, I will hand over things to Mr. Rolf-Dieter Schwalb.

Mr. Schwalb: Thank you, Hans. We are delighted today to announce the proposed acquisition of Kensey Nash via a public tender offer, which will help us to make a significant step forward in growing our biomedical business and accelerate the development of this major new growth platform for DSM.

As you have seen in the press release we issued earlier this morning, DSM and Kensey Nash have entered into a definitive agreement under which DSM would acquire all outstanding shares of common stock of Kensey Nash for US$ 38.5, in cash, per share or an enterprise value of approximately US$ 360 million or about EUR 275 million. The agreed price represents a premium of 33% to Kensey Nash's closing price of yesterday and 43% to the volume-weighted average price of the past 90 days.

The transaction has been unanimously approved by both DSM's Supervisory Board and Kensey Nash's Board of Directors. Subject to customary conditions the transaction is expected to close around the end of Q2, 2012.

The purchase by DSM of Kensey Nash will strengthen and complement DSM biomedical business and capabilities while clearly meeting DSM's financial and strategic criteria. The purchase by DSM of Kensey Nash will strengthen and complement DSM's biomedical business and capabilities. We expect the transaction to be accretive to the earnings from 2013 onwards.

Rob van Leen, Chief Innovation Officer, will now discuss the market of biomedical materials and how Kensey Nash fits in DSM's strategy for this growth platform.

Mr. van Leen: Thank you, Rolf-Dieter.

The market for materials to medical device companies is driven by a number of fundamental growth drivers. Firstly, people are getting older while they want to retain an active life style. Secondly, it is the medical industry's objective to reduce the materials, which are left in the patients' bodies after surgery. Ideally, surgeons would want to arrive at a point whereby materials being used to repair patients are being generated by the patients themselves, for instance through the creation of tissue which helps healing and prevents materials from staying in the patients' bodies.

Both trends will drive double-digit growth from materials from bio-passive all the way to bio-interactive. We want to capitalise on these trends. The acquisition of Kensey Nash is an important step in realising our strategic ambition to build strong positions in all three parts of this market. This acquisition will strengthen DSM Biomedical's existing position in the market for bio-passive and in the emerging market for bio-active materials, such as resorbable polymers and drug delivery, and add a highly attractive technology pipeline in the bio-interactive field.

So with that, let me turn to Kensey Nash and tell you a little bit more about the company. Kensey Nash is a US-based technology-driven company, primarily focused on regenerative medicine. It uses its propriety collagen and synthetic polymer technology for innovative product development for resorbable biomaterials. The company has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopaedic, sports medicine, endovascular and general surgery markets. In these markets it is a clear leader.

Its main customers include leading medical device companies such as Stryker, St. Jude, and Synthes. The business is headquartered in Exton, PA with approximately 325 highly skilled employees, of which 95 are focused on R&D and technical functions.

Kensey Nash's growth strategy can be summarised as having four key pillars. The first is applying core technology to develop new products. The second is manufacturing medical solutions, including materials, parts and devices. The third is partnering with well-established medical device companies for distribution and the fourth is acquiring or investing in new core technology.

The majority of Kensey Nash's technology has been created in-house. However, the company also has acquired technology, for example Neurite's Corporation, a developer of medical adhesives and anti-fowling coatings, which was acquired last year in 2011. This acquisition has allowed Kensey Nash to further its penetration into the regenerative medicine market by leveraging the technology platform for adhesive-based bio-materials.

Kensey Nash has a flexible business model whereby it looks to derive revenues from both the sale of materials and services as well as the commercialisation of IP through loyalty arrangements, such as the collaboration with St. Jude, which Kensey Nash has previously indicated will result in revenues of US$ 39 million over the next three years. The company has strong relationships with an attractive US customer base in the medical device market, which will provide us with the opportunity to leverage DSM Biomedical current portfolio.

From a strategic perspective, this acquisition positions us as a major materials supplier to the medical device industry. It allows us to accelerate our growth in this market through strong partnerships with leading medical device companies and increase geographic exposure. We will also be adding a new site to our footprint with 325 highly skilled professionals, of which 95 are focused on R&D in technical functions and it includes own manufacturing. The knowledge and experience of these employees will be extremely important to growing our business further.

In the longer term this transaction will help to develop our in-house competencies to manage clinical trials and regulatory approvals as well. With this transaction we will broaden our capabilities into the higher value parts of the bio-medical chain. Of all the business with a presence in the polymer-based bio-medical materials and solutions market DSM is the only company with products covering all the major applications, from implants and coatings to drug delivery systems and [...]. DSM technology and product pillars are Dyneema Purity, medical coatings, poly-urethanes, ultra high molecular polyethylenes, silicon hydrogels and polyester amides. This acquisition will bring us a step closer to our customers through the addition of know-how around assembly of materials, add to our existing experience of how to run successful licensing businesses and add capabilities related to the regulatory approval processes and clinical trials.

Kensey Nash's strong relationship with an attractive US customer base will also provide the opportunity to leverage DSM Biomedical's current product portfolio. In addition, DSM's customer base in Europe and Asia will offer attractive growth opportunities for Kensey Nash's product portfolio.

Now, Rolf-Dieter Schwalb will discuss the financials of Kensey Nash.

Mr. Schwalb: Thank you, Rob. Based on Kensey Nash's most recent guidance in the current fiscal year which ends 30 June, they are expected to grow from US$ 72 million to US$ 89 million, while EBITDA is expected to reach US$ 30 million in 2012, representing a margin of around 35%. According to Kensey Nash's most recent guidance by 2013, sales are expected to growth to US$ 100 million with EBITDA of US$ 36 million. Growth in sales is driven by both new product development and growth of existing products. The recent settlement of the St. Jude dispute has also removed a lot of the uncertainties surrounding the future of this part of the business and the guaranteed volumes stemming from the settlement are a big plus for Kensey Nash.

This transaction needs our strict financial and strategic criteria. It adds an exciting top-line growth business with very healthy margins to our company. The transaction will contribute to our bottom-line within the first full year of the acquisition, as the transaction is expected to be EPS-accretive from 2013 onwards by expecting double-digit sales growth by 2015 with stable or rising EBITDA-margins. Due to the acquisition we expect that the innovation cluster EBITDA will improve to less than EUR 10 million per quarter in the future.

Now, I hand over the call to Feike for some closing remarks.

Mr. Sijbesma: Thank you, Rolf-Dieter. Ladies and gentlemen, sorry for the long introduction but with the acquisition of Kensey Nash DSM Biomedical will be well-established as a profitable growth platform within our businesses. Biomedical is one of the key areas where DSM is able to fully leverage its unique science-based expertise in Life Sciences and Material Sciences. This platform will sit alongside our other growth program geared towards bio-materials. DSM bio-based products and services, which focuses on the development of bio-chemicals and bio-fuels. Here, we have recently established our joint venture with POET for cellulosic bio-ethanol early this quarter and with Roquette for bio-based succinic acid.

Together, these initiatives along with the several others that we are currently pursuing are leveraging our existing expertise and leadership in Life Sciences and Material Sciences to develop new growth areas, platforms and opportunities.

The transaction meets our strict financial and strategic criteria. It adds an exciting top-line growth business with very healthy margins to our company. It will contribute to our bottom line within the first full year of acquisition, as the transaction is expected to be EPS-accretive from 2013 onwards. The transaction is also a meaningful step towards our goal of achieving EUR 1 billion sales from both EBAs by 2020. Biomedical is expected to be an important part of this. This transaction significantly increases our progress towards that target.

With this acquisition we are putting DSM Biomedical clearly on the map as the second new growth platform for DSM in addition to our bio-based products and services for bio-chemicals and bio-fuels business, as we continue to create for all stakeholders by providing innovative sustainable solutions to the world's greatest challenges.

Thank you for this long listening and with that I would like to open the floor for questions.

QUESTIONS AND ANSWERS

❖	Peter Mackey - Morgan Stanley

I  have three questions. Firstly, you talked about some cross-over with the existing biomedical business DSM. Are you able in any way to put some quantification on synergies over the next two or three years, either top-line or, if there are any, any cost synergies?

Secondly, I apologise if I completely misunderstood the background here, but can you discuss this arrangement or agreement with St. Jude, please? You made mention of US$ 39 million of royalties over the next three years, but could you explain what the arrangement is with St. Jude. I notice your expectations beyond 2015 indicate some decline in sales and royalties as a result of whatever the arrangement is with St. Jude.

Finally, if I look at the last five year report of Kensey Nash it sort of suggests that profitability has been pretty stable with running an operating income of around US$ 30 million or so since 2009, with 2011 just a bit weaker than that. I wonder if you could just talk a little bit about the dynamics that have driven the past two or three years activity at Kensey Nash and give us a bit more of an idea of where the acceleration is going to come from now in your forecast period.

Mr. Schwalb: Let me start with the synergies and Rob can add to that. What we expect is clearly much more focused on top-line synergies than on cost synergies. That is coming from a combined product portfolio and market know-how in different regions and in different sectors of the applications. That can also go across the globe in total with especially the DSM contribution and then of course leveraging the customer base, which is also complementary, and also the geographical spread. These are basically the reasons for top-line growth.

Cost synergies of course come from [...] operations. Clearly, Kensey Nash in their area have something to contribute in their research and technology developments and in their manufacturing. You can see that also on their website. We also have a short video on our website about this combination.

Of course, now we have two sites for production of most of our products, one in Berkeley, CA, going back to the PTG-acquisition in 2008, and now the second in Exton, PA. That gives us also an opportunity to grow in manufacturing. So, the balance of that is clearly skewed towards top-line synergies. As usual, we will not quantify those in more detail.

Mr. van Leen: There has indeed been a dispute with St. Jude but that has been fully settled. The arrangement is as you said: [US$] EUR 39 million on royalties for the next three years with one payment every quarter. In addition, they also have a supply agreement for the next five years, in which Kensey Nash will supply the material for the Angio-Seal vascular closing device. So, that has caused a slight dip but it now has also a stable income for the coming three to five years. In addition, since Kensey Nash was built around this device traditionally, they have built a completely new product portfolio alongside. That is growing rather rapidly. To that portfolio has been added the Norian acquisition and the Neurite's acquisition. These two will definitely provide for further growth in the portfolio, so over time you will see a more balanced portfolio with products with double-digit growth. That also explains why we expect that growth of Kensey Nash will be substantial. Indeed, after a period of some flat EBITDA, we now expect EBITDA to really take off again.

Mr. Mackey: Could I just have a quick follow-up to clarify this 39 million of royalties? Is that a cumulative amount over the next three years or is that 39 million a year? How does that work?

Mr. van Leen: No, that is for the total period.

Mr. Mackey: Thank you very much.

❖	Jan van den Bossche - Petercam

Good morning. Building further on the previous question with the St. Jude arrangement, is the 39 million equally spread over the three years or is there a build-up of that amount?

Mr. van Leen: Every quarter a payment, twelve payments in a row.

Mr. van den Bossche: I can imagine that this is included in the guidance of Kensey Nash pointing to growth of the top-line from US$ 88.5 million to US$ 100 million in the coming fiscal year. Then growth in the coming years is mainly coming from this St. Jude arrangement if I am correct?

Mr. van Leen: No, it is all over the place but it is indeed for St. Jude higher than last year.

Mr. van den Bossche: Was the Angio-Seal a very relevant part of the top-line and the margin of Kensey Nash before the St.  Jude dispute?

Mr. van Leen: Yes, definitely. It is a split over sales and royalties and it has always been very significant but it will decrease in importance in the weighting of the total product portfolio going forward.

Mr. van den Bossche: I see because you mentioned the parallel development program of new products. Can you quantify what relevant means? Was that half or a third, or two thirds of the business?

Mr. van Leen: Historically, it has been very big. I would have to guess, but around 40%-50%. Maybe Rolf-Dieter can explain a little bit further.

Mr. Schwalb: Maybe to add also because you may have found it or not: Kensey Nash has today presented their third quarter results in the press release. Of course, they also have a press release on their website about DSM's intent to acquire Kensey Nash. In the press release you will find the same as in their previous quarterly press releases. They give sales data by application area. If you look at the one which was published today, you see in the nine months of this current fiscal year, ended March 31,  that cardiovascular products was roughly one third of the total sales.

Mr. van den Bossche: Thanks a lot!

❖	Andrew Stott - Bank of America

Good morning. When you were doing the due diligence on this particular target how did you get comfortable on two things? First, if I look at the 10-K form that is on the website it looks like over five years sales have not grown at all, to be exact 1% per year. Looking at your own Biomedical business has grown at 19%. What made you comfortable that a five year track record of no growth was something that was an opportunity for you?

Secondly, the concentration of the customer base seems very, very strong. St. Jude, Stryker, Synthes are 86% of Kensey Nash's total sales. Again, what makes you comfortable about such a level of concentration?

Mr. van Leen: Very good questions and indeed the questions we asked ourselves during the due diligence. We have made a very deep analysis of the market and of the different products of course and also of the growth potential of the different platforms. We have consulted many industry experts as well as our own internal people. The fact that it is flat is a combination of declining sales in the vascular closing device we were discussing earlier and the upcoming sales of their other product groups. We see that the latter will definitely continue rapidly and then including the acquisitions I mentioned -- Neurite's is for the first time in the numbers -- you can explain why we clearly see rapid growth going forward.

The customer base is still very concentrated but we expect that the leveraging of those customers with our own customers will actually help to growth the total. Also, the rather extensive DSM network will broaden the customer base as will the geographic spread. Over time, we will be slightly less dependent on these few customers. On the other hand, I do not expect major changes in the solid relationships with these big companies. I think they are all quite happy having a large and committed player like DSM as a supplier. We saw the same effect when we acquired PTG a couple of years ago.

Mr. Stott: Are you at liberty to say what the total number of customers is going to be combined, so DSM Biomedical existing customers and the four, seven or eight under the Kensey umbrella?

Mr. van Leen: There are much more under the Kensey umbrella but there are four major ones. Of course, in the medical device industry there are a couple of major players. Through the combination all major players are now in our customer portfolio and we are the broadest supplier with this combination in the entire industry. So, you could also say that any medical device company is probably now our customer.

Mr. Stott: Thanks for taking the questions.

❖	Neil Tyler - JP Morgan

Good morning. Following on the same theme I wonder if you could give us some indication -- if you are able to -- of the opportunity in terms of the legacy sales in DSM Medical technology across your different clusters, upon which you think you can leverage the new customer base. So, in terms of scale or maybe even put it relative to the Kensey sales that you have acquired: how much of the DSM existing sales base do you think could potentially be leveraged into this new customer list?

Secondly, you mentioned the financial targets. Could you talk a little bit about the return on capital, the return on investment target that you have both in acquisitions and at the group level and how today's acquisition is reflected under that target within the timeframe?

Mr. Schwalb: If you look at our innovation cluster reporting in our quarterly and full year results you see that the innovation centre -- which Rob van Leen leads -- last year had sales of approximately EUR 60 million. Almost all of that has been our Biomedical. The synergy on the top-line is of course with the existing emerging [...] areas biomedical and not with the other business groups. Of course, there is also synergy in know-how [...] and fta-relationships, but most of it is with the biomedical emerging business area, which has the size and which is actually very similar to the Kensey Nash size.

You know our financial criteria for acquisitions. First of all -- but this is at the moment completely irrelevant -- we want to keep our A-rating. With the current leverage this is of course not an issue. We have sufficient cash on hand to do this acquisition for sure. So, that is not an issue. If you look at our return on capital employed target for the company it is 15%. We are not yet there and of course acquisitions -- this is a relatively small one -- in the first years of consolidation can be slightly negative on return of capital employed because of the fast amortisation of the intangibles but that has not a huge impact on the company overall.

If you look at the free cash-flow expectation we have on this company it is basically a free cash-flow yield of around 6%. That is certainly within the benchmark. In addition, you should also think that these acquisitions have higher growth expectations than a 'normal' cluster acquisition as we do them in the innovation centre. Therefore, the development can be pretty fast.

Mr. Tyler: Thank you very much!

❖	Jaideep Pandya - Berenberg Bank

Could you give us a little bit more indication as to is there any investment on your side that you need to do now that you have acquired this asset, in terms of adding to the sales force or bringing new capacity if there are capacity constraints? Some detail on that would be helpful.

Mr. van Leen: I guess this is indeed an acquisition for growth, so we will expand according to their and our plan. That will basically lead to additions in a normal fashion. In terms of capacity: Kensey Nash has a beautiful facility in Exton, PA, that has quite some room for further expansion. So, I do not expect major capital expenditure to accommodate growth.

Mr. Pandya: Thank you.

❖	Martin Evans - JP Morgan

Just a quick question on some of the products on slide 8. You said they refer to peek, as one of the materials for the sports medicine. Can you give us a little bit of background on that market? I am thinking that the market leader is the Invibio division of Victrex. From Kensey's perspective is this a sort of emerging growth plastic that they are focusing on and therefore could the [...] spread to the spine market, which they also supply with bone cement? As far as we are aware, peek is not patented, so presumably they have quietly moved into this market because they have not mentioned it as a major competitor thus far.

Mr. van Leen: The key is that all these materials like peek, PLA, and so on are purchased by Kensey Nash and then put together into 'composite' materials for the medical device industry. They add a lot of know how to these basic raw materials and the key is basically that it is either based on strength and durability or bio-resorbability, which determines which of the raw materials are being used. In general, these things are then mixed with other components like bone fillers with phosphates or with collagen. So, it really depends on the application. Peek is something they do not produce themselves. They purchase it.

Mr. Evans: Thanks very much.

❖	James Knight - Exane BNP Paribas

Good morning. Could I ask a couple of boring financial questions? Firstly, the 1 billion sales target. Clearly, the POET-deal got you a long way there but how much of the residual should we expect from further acquisitions versus organic growth?

Probably it is a bit early for the second question but have you had any estimates or indications about the potential PPA-effects of this acquisition?

Mr. Schwalb: On the 1 billion I can give you some answers and then maybe Rob can add to that. The 1 billion target that we have put out as an aspiration for 2020 some one and a half year ago, is mainly coming from the EBAs, the biomedical EBA and the bio-based products and services. We have not specified how much should come from which one. At the beginning, we have already said that this would not only be organic growth. You all know that these two areas are also acquisition areas, so it will be a combination. That is clearly the expectation but we have not quantified in pieces what will come from acquisitions and what will come from organic growth and in which EBA. We would like to keep it with that. Rob, do you have any addition to that?

Mr. van Leen: No, that absolutely explains how we look at it.

Mr. Schwalb: Could you give me the second question again?

Mr. Knight: Yes, this was about the purchase price accounting effects.

Mr. Schwalb: That we have to see when the closing happens. You typically do an evaluation after that, as well as the purchase price allocation and the final enterprise value. That will also depend on the net debt development over the next weeks until closing. The number of outstanding shares and of course our offer price are clear but the net debt is of course an estimate today. That is why we say the enterprise value will be approximately US$ 360 million. We cannot be more precise than that. You get the purchase price allocation at the end with certain outcomes. We do not expect any major surprises from this acquisition in the same way we did not have major surprises when we did the final purchase price allocation in Martek one year ago. But you will have to wait for the final numbers.

Mr. Knight: Thank you.

❖	Sachin Soni - Kempen & Co

My question is on slide no. 18, where you talk about complement, value extraction and order chain. How much of this business is actually going to be B2B and how much will it convert into B2C? Do you plan to have a sales force on ground in future or something like that if it goes into the B2C direction? Can you please say something about that?

Mr. van Leen: No, it will be 100% B2B. We are and will remain a supplier to the medical device industry. The medical device companies will have the sales force on the ground to sell the final products to hospitals, surgeons, and so on.

Mr. Soni: Then where is the EBITDA-improvement from 35% to 45% coming from if you are not going to sell directly to the customer? Is B2B going to be that profitable to you? Do you believe in that?

Mr. van Leen: Yes, we strongly believe in that. This is clearly an industry where a lot of value add is also created by the clinical trials that Kensey Nash also has added to its product portfolio. So, you could say they are a step further ahead than DSM traditionally. That also brings you increased value and consequently higher EBITDA-margins.

Mr. Sijbesma: In fact, in this type of business there is no B2C business. It does not exist, because the patients or the consumers do not order their own materials. That is done by the doctors and the medical device companies. Nobody says he wants a hip, a bone filler or a spine disk. They doctors and the medical companies behind it who determine that.

Mr. Soni: That is very clear to me. Thank you.

❖	Jaideep Pandya - Berenberg Bank

I just want to come back on the EBAs' target of 1 billion. You say you have double-digit growth potential in this business. Should we expect now that this business could be about half of your EBAs' target roughly on a mid-term basis, just given by the fact that is ca US$ 100 million next year and you expect it to grow double-digit?

Mr. Schwalb: I can only repeat that we have not given specific targets for the individual EBAs but this is an assumption you can take. We do not exactly know what will happen in the next eight years until 2020. That is why we call it 'an aspiration'. 1 billion is of course a nice round number. Everybody can remember it. You all remember the number and we all remember it in the company. So, if you take half-half that is fine, but it is as good as any other assumption.

Mr. Pandya: In terms of the customer switch Kensey has right now, are these also DSM's customers or would you get any new customers i.e. from Kensey?

Mr. van Leen: The customer base is largely overlapping but also some new customers enter into our portfolio. That is also why we expect additional growth and vice versa, of course.

Mr. Pandya: Thanks!

❖	Andrew Stott - Bank of America

Just a quick follow-up and getting back to the detail of the sales performance over the last five years: do you split it down by area? You mentioned already the issue in cardiovascular where there has been only negative growth. There is a sort of other products line within the reporting accounts that balloons upwards. What is that? It is only small but it has come up very strongly in four or five years. Could you just explain that, please?

Mr. van Leen: I am not sure what you are referring to.

Mr. Stott: If you look at the reporting accounts you see the split between orthopaedic, cardiovascular, general surgery, and then 'other products'. I have no idea what 'other products' are.

Mr. van Leen: Mainly for this year that enormous jump comes from the Norian acquisition.

Mr. Stott: And how is that different to orthopaedic, cardiovascular and general? What are you selling there?

Mr. van Leen: That actually is in the same field of application, so that is also the nice thing about the acquisition: they could leverage their customer base but also add a new technology platform.

Mr. Stott: Thanks!

Mr. Sijbesma: As there are no further questions, thank you all for listening in to this call. If you have further questions, just give Investor Relations a call and we will answer them for you. Thank you!

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End of call